HALEON

Haleon plc: Announces Pricing Terms, Expiration and Results of its Cash Tender Offer for outstanding 2027 Notes

London, 19 August 2026: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) today announces the pricing terms, expiration and results of the offer to buy back any and all of the outstanding $1,999,350,000 3.375% Fixed Rate Senior Notes due March 2027 (the "**Notes**") of Haleon US Capital LLC's (the "**Offeror**"), the Company's wholly owned subsidiary (the "**Tender Offer**").

The Tender Offer has been made upon the terms and subject to the conditions set forth in the Offer to Purchase dated 11 August 2026 (the "**Offer to Purchase**"). Terms not defined in this announcement have the meanings given to them in the Offer to Purchase.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, the Offeror expects to purchase any and all of the Notes validly tendered and not withdrawn, as set forth in the table below under "Principal Amount Tendered" (the "**Accepted Notes**").

Title of Notes(1)	ISIN/CUSIP	Reference Security(2)	Fixed Spread(2)	Bloomberg Reference Page	Reference Yield	Total Consideration (per $1,000 Principal Amount)(2)	Principal Amount Tendered(3)
$1,999,350,000 3.375% Fixed Rate Senior Notes due 2027	ISIN: Registered: US36264FAK75 144A: US36264FAB76 Reg S: USU04020AB65 CUSIP: Registered: 36264F AK7 144A: 36264F AB7 Reg S: U04020 AB6	3.875% UST due March 31, 2027	10 bps	FIT3	3.921%	$996.23	$1,342,272,000

(1) The Notes are fully and unconditionally guaranteed by Haleon.
(2) The "**Total Consideration**" per $1,000 principal amount of Accepted Notes has been calculated as described in the Offer to Purchase using the Fixed Spread. *See* "Description of the Tender Offer—Total Consideration" in the Offer to Purchase. The Total Consideration does not include accrued and unpaid interest on such Accepted Notes from the last interest payment date to, but not including, the Settlement Date (the "**Accrued Interest**"), which will be paid in addition to the Total Consideration.
(3) As provided to the Company by the Tender and Information Agent.

The Tender Offer expired at 5:00 p.m., New York City time, on 18 August 2026 (such date and time, the "**Expiration Date**").

The consummation of the Tender Offer is subject to, and conditioned upon, the satisfaction or waiver, where permitted, of the conditions discussed in the Offer to Purchase, including that the Offeror successfully complete (on terms satisfactory to it in its sole discretion) and settles the proposed offering of USD-denominated Senior Fixed Rate Notes announced on 11 August 2026 (the "**New Notes Condition**"). The Offeror expects that the New Notes Condition will be satisfied on 21 August 2026 and that the Settlement Date for the Tender Offer will be 21 August 2026.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders of Accepted Notes will receive the "**Total Consideration**". In addition, Holders of Accepted Notes will be paid the Accrued Interest on the Settlement Date. Interest will cease to accrue on the Settlement Date for all Accepted Notes. Accepted Notes purchased in the Tender Offer will be cancelled.

This press release will be available on www.haleon.com. Copies of the Offer to Purchase are available to holders of the Notes ("**Holders**") through the Tender and Information Agent, Global Bondholder

Services Corporation at its website https://www.gbsc-usa.com/haleon/ or by calling (212) 430-3774 (bank and brokers call collect) or (855) 654-2014 (all others please call toll-free).

The Dealer Managers for the Tender Offer are:

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom
Attention: Liability Management Group
Telephone (Europe): +44 20 7996 5420
Telephone (U.S. Toll Free): +1 (888) 292-0070
Telephone (U.S.): +1 (980) 387-3907
Email: DG.LM-EMEA@bofa.com

RBC Capital Markets, LLC
Brookfield Place
200 Vesey Street, 8th Floor
New York, NY 10281
Attention: Liability Management Group
In Europe: +44 20 7029 0113
Toll-Free: (877) 381-2099
Collect: (212) 618-7843
Email: liability.management@rbccm.com

The Tender and Information Agent for the Tender Offer is:

Global Bondholder Services Corporation

65 Broadway – Suite 404
New York, New York 10006
Attn: Corporate Actions

Banks and Brokers Call Collect: (212) 430-3774
All Others Please Call Toll-Free: (855) 654-2014
E-mail: contact@gbsc-usa.com
Tender Offer Website: https://www.gbsc-usa.com/haleon/

The Offeror has not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any other country. No authority has passed upon the accuracy or adequacy of the Tender Offer, and it is unlawful and may be a criminal offense to make any representation to the contrary.

This announcement is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any of the Notes and the Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws.

Cautionary note regarding forward-looking statements

Certain statements contained in this announcement are, or may be deemed to be, "forward-looking statements". Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects," "anticipates," "believes," "targets," "plans," "intends," "aims," "projects," "indicates," "may," "might," "will," "should," "potential," "could" and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this announcement are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to the New Notes Condition and expected settlement of the Tender Offer, future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions, realizations of efficiencies and responsible business goals), future performance or results

of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this announcement. These statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries

Investors		**Media**	
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com	

Treasury

Mike Rowe +44 7775 012365
Ben Checkland +44 7823 370368

Email: cf-treasury@haleon.com

About Haleon

Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as *Advil*, *Centrum*, *Otrivin*, *Panadol*, *parodontax*, *Polident*, *Sensodyne*, *Theraflu* and *Voltaren* – are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.